SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553745100

(CUSIP Number)

David J. Armstrong, Esq.

General Counsel

Cano Health, Inc.

9725 NW 117th Avenue

Miami, Florida 33178

Tel: (855) 226-6633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 553745100

1	NAMES OF REPORTING PERSONS Cano Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000,001
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The 200,000,001 shares of Class A common stock of MSP Recovery, Inc. (the “Issuer”) reported herein represents 5.8% of the Issuer’s total issued and outstanding voting shares. (See Item 5 of the Schedule 13D.)

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of MSP Recovery, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2701 Le Jeune Road, Floor 10, Coral Gables, Florida 33134.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed by Cano Health, Inc., a Delaware corporation (the “Reporting Person”).

Set forth on Annex A attached hereto is a listing of the directors and executive officers of the Reporting Person (collectively, the “Covered Persons”), and certain other information, including the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.

(b) The Reporting Person’s principal business address is 9725 NW 117th Avenue, Miami, Florida 33178.

(c) The principal business of the Reporting Person is providing value-based medical care for its members through a network of primary care physicians across 9 states within the U.S. and Puerto Rico, focusing on providing high-touch population health and wellness services to Medicare Advantage, Accountable Care Organization Realizing Equity, Access, and Community Health (“ACO REACH”), Medicare patients under ACO and Medicaid capitated members, particularly in underserved communities by leveraging its proprietary technology platform to deliver high-quality health care services, as well as operating pharmacies in the network for the purpose of providing a full range of managed care services to its members.

(d) During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person engaged the Issuer, a third-party healthcare claims reimbursement recovery service provider, to use data analytics to identify and recover improper payments made by Medicare, Medicaid and commercial health insurers (each a “Health Plan”), and charged to the Reporting Person under risk agreements, when the Health Plan was not the primary payer under the Medicare Secondary Payer Act and other state and federal laws. The Issuer employs a team of data scientists and medical professionals who analyze historical medical claims data to identify recoverable opportunities, which the Issuer then aggregates and pursues.

In connection with the above, Cano Health, LLC, an indirect subsidiary of the Issuer (“Cano Health”), entered into the following agreements with affiliates of the Issuer: (a) a certain Amended and Restated Claims Recovery and Assignment Agreement (the “Assignment Agreement”), dated as of December 31, 2021, as amended to date, and (b) a certain Purchase Agreement, effective as of September 30, 2022, as amended to date (the “Purchase Agreement,” and together with the Assignment Agreement, the “MSP Agreements”). Pursuant to the terms of the MSP Agreements, Cano Health, LLC had irrevocably assigned certain past claims data to the Issuer, in exchange for consideration which was to be paid by either cash or the Issuer’s Class A Shares to Cano Health, LLC, at the Issuer’s option.

On June 29, 2022, pursuant to the terms of the Assignment Agreement, the Issuer issued 1,000,000 Class A Shares to Cano Health at a unit value of $10.00 per share as consideration for the assignment of past claims data.

Additionally, as payment for $61,677,419.35 in deferred compensation related to the following agreements, which the Issuer had the option to pay to Cano Health in cash or in Issuer stock, on July 7, 2023, the Issuer elected to pay an aggregate of 199,000,001 Class A Shares, of which (i) 80,645,162 Class A Shares were issued as a deferred consideration for the assignment of certain claims pursuant to the Purchase Agreement, and (ii) 118,354,839 Class A Shares were issued as deferred consideration for the assignment of certain claims pursuant to the Assignment Agreement. Pursuant to the terms of the MSP Agreements, the Issuer agreed to make all appropriate filings to register such shares within ten business days of such issuance and use commercially reasonable best efforts to cause such filings to become effective, and the shares to become fully registered, unrestricted and freely tradeable.

The foregoing description of the MSP Agreements does not purport to be complete and is qualified in its entirety by reference to the MSP Agreements filed herewith as Exhibits 99.1 through 99.5 and incorporated by reference herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Shares for investment purposes as described herein.

The Reporting Person intends to review its position in the Issuer on an ongoing basis and may from time to time increase or decrease its position in the Issuer (including through the trading of derivatives) depending upon various factors, including but not limited to, the Issuer’s business and prospects, financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets, various laws and regulations applicable to the Reporting Person, the Issuer and companies in its industry, the Reporting Person’s ownership in the Issuer, other investment and business opportunities available to the Reporting Person and general economic and industry conditions, and tax considerations. Additionally, subject to the various factors described above, the Reporting Person may in the future take any other action with respect to its position in the Issuer as it deems appropriate, including communicating with the Issuer’s board of directors (the “Board”), members of management or other Issuer stockholders from time to time, and/or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The percentage of beneficial ownership of the Class A Shares reported in this Schedule 13D assumes 331,235,848 Class A Shares outstanding, consisting of: (i) 132,235,847 Class A Shares outstanding as of June 30, 2023, based on information provided by the Issuer, and (ii) the 199,000,001 Class A Shares issued to the Reporting Person by the Issuer on July 7, 2023 as described herein.

The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Cano Health, an indirect subsidiary of the Reporting Person, directly owns 200,000,001 Class A Shares representing 60.4% of the Class A Shares outstanding.

The 200,000,001 Class A Shares beneficially owned by the Reporting Person represent 5.8% of the Issuer’s total outstanding voting shares. The Reporting Person’s voting power percentage assumes an aggregate of 3,437,851,967 shares of Issuer voting stock outstanding, consisting of (x) 132,235,847 Class A Shares outstanding as of June 30, 2023, based on information provided by the Issuer, (y) the 199,000,001 Class A Shares issued to the Reporting Person by the Issuer on July 7, 2023 as described herein, and (z) 3,106,616,119 shares of the Issuer’s Class V common stock, par value $0.0001 per share (the “Class V Shares”) outstanding as of June 30, 2023, based on information provided by the Issuer. The Class A Shares and Class V Shares each are entitled to one vote per share on matters submitted to a vote of the Issuer’s stockholders.

Any beneficial ownership of Class A Shares by a Covered Person is set forth on Annex A attached hereto.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s Class A Shares during the past 60 days.

(d) To the Reporting Person’s best knowledge, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1	Amended and Restated Claims Recovery Agreement, effective as of December 31, 2021, entered into by and between Cano Health, LLC, Series 17-03-569, a designated series of MSP Recovery Claims, Series LLC, and MSP Recovery, LLC.

Exhibit 99.2	First Amendment to Amended and Restated Claims Recovery Agreement, effective as of September 30, 2022, entered into by and between Cano Health, LLC, Series 17-03-569, a designated series of MSP Recovery Claims, Series LLC, and MSP Recovery, LLC.

Exhibit 99.3	Second Amendment to Amended and Restated Claims Recovery Agreement, effective as of March 31, 2023, entered into by and between Cano Health, LLC, Series 17-03-569, a designated series of MSP Recovery Claims, Series LLC, and MSP Recovery, LLC.

Exhibit 99.4	Purchase Agreement, effective as of September 30, 2022, entered into by and between Cano Health, LLC and MSP Recovery, LLC.

Exhibit 99.5	First Amendment to Purchase Agreement, effective as of March 31, 2023, entered into by and between Cano Health, LLC and MSP Recovery, LLC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

CANO HEALTH, INC.

By:	/s/ David J. Armstrong
Name: David J. Armstrong
Title: General Counsel

ANNEX A

Executive Officers and Directors of Cano Health, Inc.

The name, principal occupation and address of each executive officer and director of Cano Health, Inc. are set forth below. The address of each person listed below is c/o Cano Health, Inc., 9725 NW 117th Avenue, Miami, Florida 33178. All executive officers and directors listed are U.S. citizens other than Jacqueline Guichelaar, who is a citizen of Australia.

OFFICERS:

Name	Principal Occupation
Mark Kent	Interim Chief Executive Officer
Dr. Richard Aguilar	Chief Clinical Officer
Brian Koppy	Chief Financial Officer
David Armstrong	Chief Compliance Officer & General Counsel
Bob Camerlinck	Chief Operating Officer

DIRECTORS:

Name	Principal Occupation
Dr. Marlow Hernandez	Former Chief Executive Officer of Cano Health, Inc.
Jacqueline Guichelaar	Group Chief Information Officer at Cisco Systems, Inc.
Angel Morales	Chief Executive Officer of Morales Capital Partners
Dr. Alan Muney	Chief Executive Officer of Alan M. Muney Advisory, LLC
Kim Rivera	Chief Legal and Business Officer of OneTrust LLC
Solomon D. Trujillo	Chairman of Trujillo Group Investments, LLC

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, none of the individuals listed above beneficially owns any of the Issuer’s Class A Shares.

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